SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from to

Commission file number 0-23181

PAULA FINANCIAL AND SUBSIDIARIES

401(K) RETIREMENT SAVINGS PLAN

(Full title of Plan)

PAULA FINANCIAL

87 E. Green Street, Suite 206
Pasadena, CA 91105

(Name of issuer of the securities held pursuant to the Plan and address of its principal executive office.)

PAULA FINANCIAL AND SUBSIDIARIES

401(K) RETIREMENT SAVINGS PLAN

Index to Financial Statements, Supplemental Schedule and Exhibits

Report of Independent Registered Public Accounting Firm

The Administrative Committee

PAULA Financial and Subsidiaries 401(k) Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of PAULA Financial and Subsidiaries 401(k) Retirement Savings Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Los Angeles, California
June 25, 2004

Independent Auditor’s Report

The Administrative Committee

PAULA Financial and Subsidiaries 401(k) Retirement Savings Plan

I have audited the accompanying statement of net assets available for plan benefits of PAULA Financial and Subsidiaries 401(k) Retirement Savings Plan as of December 31, 2002.  These financial statements are the responsibility of the Plan’s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 in conformity with U.S. generally accepted accounting principles.

/s/ Peter T. Manahan
Certified Public Accountant

Covina, California
June 25, 2004

PAULA Financial and Subsidiaries

401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments at fair value	$9,631,111	$8,197,273

Receivables:
Employer’s contribution	—	2,342
Participants’ contributions	—	11,395
Accrued interest	—	1,928
	—	15,665
Net assets available for benefits	$9,631,111	$8,212,938

See accompanying notes.

PAULA Financial and Subsidiaries

401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$2,009,079
Interest and dividends	141,788
2,150,867
Contributions:
Participants	429,745
Employer	137,945
567,690
Total additions	2,718,557

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	1,284,270
Administrative expenses	16,114
Total deductions	1,300,384

Net increase	1,418,173
Net assets available for benefits:
Beginning of year	8,212,938
End of year	$9,631,111

See accompanying notes.

PAULA Financial and Subsidiaries

401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2003

1. Plan Description

The following description of the PAULA Financial and Subsidiaries 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document and related amendments for more complete information.

General

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is a voluntary defined contribution retirement savings plan which qualifies as a salary deferral plan under Section 401(k) of the Internal Revenue Code and is sponsored by PAULA Financial on behalf of itself and its various subsidiaries (the Company). The Plan offers tax deferral, payroll deduction and several options for investing.

Eligibility

The Plan covers all eligible regular, full-time, salaried employees of the Company provided they have attained age 21. Employees can begin contributions on the first day of the calendar quarter following date of hire. Company matching begins after one year of eligible service.

Contributions

Participants in the Plan may contribute from 1% to 17% of their compensation (as defined by the Plan), limited to the maximum amount allowable by the Internal Revenue Code. Participants may suspend contributions or change their account balances among investment options at any time. Participants can only resume previously suspended contributions at the beginning of each fiscal quarter. The Company provides a matching contribution of $0.50 per $1.00 contributed up to the first 6% of the compensation contributed.

With the plan administrator’s approval, distributions from other qualified plans can be deposited into a rollover account in the Plan.

Participants in the Plan are able to invest their deferred compensation, Company matching contributions and rollover funds in various fund alternatives.

Vesting

Participants become immediately vested in both their voluntary tax-deferred contributions and the Company matching contributions.

Benefits

Upon retirement, attaining age 59½, termination, death, permanent disability or proven financial hardship, participants or their beneficiaries are entitled to receive their vested benefits.

Participant Account

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution, and debited for any distributions. Investment fund gains, losses, and expenses are allocated based on the particpant’s account balances in each fund.

Participant Loans

Participant’s may borrow from the Plan, subject to a minimum loan of $1,000 and a maximum loan of $50,000 or 50% of the participant’s vested account balance at the date of the loan. The loans are payable over a period of one to five years, or if the proceeds are used for the purchase of a participant’s principal residence, the loans are payable over a period not to exceed 15 years. The loans bear interest at the prime rate plus .5%. The loans are secured by the pledge of the participant’s interest in the Plan. Participant’s may either pay off outstanding loan balances when they leave the Company or continue to make loan repayments after termination. The trustee has established a loan fund for recording loan activities.

Administrative Expenses

Administrative expenses relating specifically to the Plan for maintenance, valuation and distribution of participants’ account balances, trustee fees, and other expenses relating to outside services provided to the Plan are paid by the Company. Additionally, general administrative expenses incurred by the Plan, such as salary and office space costs, are absorbed by the Company.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on an accrual basis.

Certain reclassifications have been made to the 2002 financial statements to conform to the 2003 financial statement presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan’s concentration of credit risk and market risk is dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preference.

The Plan provides for various investment options in guaranteed income accounts, pooled separate accounts and common stock. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Investments

Investments are reported at fair value. The pooled separate accounts are valued at the net asset value of the underlying assets of the accounts. The guaranteed income accounts are valued at cost which approximates fair value. Loans to participants are valued at the amount of unpaid principal, which approximates fair value.

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

All realized and unrealized appreciation (depreciation) in the value of investments is shown in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

3. Investments

The following presents investments that represent 5% or more of the Plan’s net assets.

	2003	2002

Guaranteed Income	$3,267,065	$4,478,823
FID Adv Growth Opportunities	612,924	464,888
American Century Ultra Account	708,017	550,712
Paula Financial Common Stock	1,871,038	586,405
S&P 500® Index	730,053	481,761

During the year ended December 31, 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Pooled separate accounts	$734,194
Common stock	1,274,885
$2,009,079

4. Income Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service dated February 6, 2002, stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code (the Code), and therefore, the related trust is tax exempt.  In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the net assets of the Plan will be fully allocated. All participants will vest 100% immediately and will receive their balance as of the date of liquidation.

PAULA Financial and Subsidiaries

401(k) Retirement Savings Plan

EIN 95-4640368  Plan Number 002

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

*Connecticut General Life Ins.	Guaranteed Income	$3,267,065
*Connecticut General Life Ins.	FID Adv Growth Opportunities	612,924
*Connecticut General Life Ins.	Balanced I/Wellington Management	276,669
*Connecticut General Life Ins.	American Century Ultra Account	708,017
*Connecticut General Life Ins.	Credit Suisse Emerging Growth	265,965
*PAULA Financial	Paula Financial Common Stock	1,871,038
*Connecticut General Life Ins.	CIGNA Lifetime 20	180,561
*Connecticut General Life Ins.	CIGNA Lifetime 40	123,710
*Connecticut General Life Ins.	S&P 500® Index	730,053
*Connecticut General Life Ins.	Janus Worldwide Account	345,630
*Connecticut General Life Ins.	CIGNA Lifetime 30	456
*Connecticut General Life Ins.	CIGNA Lifetime 50	96,052
*Connecticut General Life Ins.	CIGNA Lifetime 60	93,625
*Connecticut General Life Ins.	Large Cap Value/Wellington Management	40,503
*Connecticut General Life Ins.	Mid Cap Value/Wellington Management	243,552
*Connecticut General Life Ins.	Small Cap Value/Sterling Capital	138,275
*Connecticut General Life Ins.	Small Cap Growth/Times Square	23,962
*Connecticut General Life Ins.	Core Bond	358,236
*Outstanding Participant Loans	4.50% – 9.50%	254,818
	Total	$9,631,111

*Represents a party-in-interest as defined by ERISA.

Note:  Cost information has been omitted as these investments are entirely participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2004	PAULA FINANCIAL AND SUBSIDIARIES 401(K) RETIREMENT SAVINGS PLAN

	By:	/s/ Deborah S. Maddocks
Vice President - Finance